Exhibit 12.01

HARTFORD LIFE INSURANCE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions)

	For the years Ended December 31,
	2017	2016	2015	2014	2013
EARNINGS:
Income from continuing operations, before income taxes	$376	$356	$530	$861	$561
Add: Total fixed charges, before interest credited to contractholders	—	—	—	—	—
Total earnings before interest credited to contractholders	376	356	530	861	561
Interest credited to contractholders [1]	628	631	682	725	952
Total earnings	$1,004	$987	$1,212	$1,586	$1,513

FIXED CHARGES:
Interest expense	$—	$—	$—	$—	$—
Interest factor attributable to rentals and other	—	—	—	—	—
Total fixed charges, before interest credited to contractholders	—	—	—	—	—
Interest credited to contractholders [1]	628	631	682	725	952
Total fixed charges	$628	$631	$682	$725	$952
RATIOS:
Total earnings to total fixed charges [2]	1.6	1.6	1.8	2.2	1.6

Deficiency of total earnings to total fixed charges [3]	$—	$—	$—	$—	$—

Ratio before interest credited to contractholders

Total earnings to total fixed charges [2] [4]	NM	NM	NM	NM	NM
[1] Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.
[2] Ratios of less than one-to-one are presented as “NM” or not meaningful.
[3] Represents additional earnings that would be necessary to result in a one-to-one ratio.
[4] This secondary ratio is disclosed for the convenience of policyholders invested in the Company's general account and Consumer Note holders.

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